UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

VECTOR GROUP LTD.

(Name of Subject Company)

VECTOR GROUP LTD.

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

92240M108

(CUSIP Number of Class of Securities)

Marc N. Bell

Senior Vice President, General Counsel and Secretary

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Alison S. Ressler

Alan J. Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vector Group Ltd., a Delaware corporation (“Vector,” the “Company” or, after the closing of the Transactions, the “Surviving Corporation”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2024 as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 18, 2024 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 27, 2024 (as amended, the “Schedule 14D-9”), relating to the tender offer by Vapor Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of JTI (US) Holding Inc., a Delaware corporation (“Parent”), which in turn is an Affiliate of JT International Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the law of the Netherlands and an Affiliate of Parent (“JTI”), to purchase all of the outstanding shares of Vector’s common stock, par value $0.10 per share (each such share, a “Share” and, collectively, the “Shares”) in exchange for $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended, supplemented or otherwise modified from time to time, the “Notice of Guaranteed Delivery”) (which three documents, together with other related materials, collectively constitute the “Offer”). The expiration date of the Offer will be one minute after 11:59 p.m., Eastern time, on October 4, 2024, unless further extended.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—Antitrust Compliance” is hereby amended as follows:

The following sentence is added at the end of the second full paragraph as follows:

“The waiting period applicable to the Offer under the HSR Act expired effective October 3, 2024 at 11:59 p.m., Eastern time.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III Senior Vice President, Treasurer and Chief Financial Officer

Date: October 4, 2024